AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement (this “Amendment”) is dated as of May 17, 2010, and is made between ATLAS AIR WORLDWIDE HOLDINGS, INC., a Delaware corporation (the “Company”), and MELLON INVESTOR SERVICES LLC, a New Jersey limited liability company, as Rights Agent (the “Rights Agent”), with reference to the following facts:

A. The Company and the Rights Agent entered into that certain Rights Agreement, dated as of May 26, 2009 (the “Rights Agreement”). Capitalized terms used without definition herein have the meanings ascribed to such terms in the Rights Agreement.

B. Pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement at any time prior to the time at which any Person becomes an Acquiring Person (which has not yet occurred);

NOW, THEREFORE, the Company and the Rights Agent hereby agree as follows:

1. Expiration Date. The first two sentences of Section 7.1 of the Rights Agreement are deleted in their entirety and replaced as follows:

“Except as otherwise provided herein, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby in whole or in part at any time from and after the Distribution Date and at or prior to the Close of Business on May 17, 2010 (the “Expiration Date”). Immediately after the Close of Business on the Expiration Date, all Rights shall be extinguished and all Rights Certificates shall become null and void.”

2. Conforming Changes. The Exhibits to the Rights Agreement shall be restated to reflect this Amendment, including all conforming changes.

3. Effectiveness. This Amendment shall be deemed effective as of the date first set forth above, as if executed and delivered on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and otherwise be unaffected hereby.

4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of said State applicable to contracts to be made and to be performed entirely within said State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

5. Counterparts. This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all of such counterparts shall together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and set their respective hands and seals, all as of the day and year first above written.

ATLAS AIR WORLDWIDE HOLDINGS, INC.

By:      /s/ Adam R. Kokas
Name: Adam R. Kokas
Title: Senior Vice President, General Counsel
and Secretary

MELLON INVESTOR SERVICES LLC,

as Rights Agent

By:      /s/ Eon Canzius
Name: Eon Canzius
Title: Vice President